Exhibit 99.149

APHRIA CELEBRATES THE START OF THE ADULT-USE CANNABIS MARKET IN CANADA

Aphria’s expanding portfolio of adult-use cannabis brands available to Canadians on this historic day

Leamington, Ontario — October 17, 2018 — Aphria Inc. (“Aphria” or the “Company”) (TSX: APH and US OTC: APHQF) today provided the following commentary on the first of day of adult-use cannabis legalization in Canada:

Vic Neufeld, CEO of Aphria, said “Today we celebrate the end of nearly a century of prohibition and the beginning of an exciting new chapter for the cannabis industry. The Cannabis Act, which comes into effect today, cements Canada’s global leadership in this rapidly expanding industry. This is an historic moment as we march into the future of cannabis.”

“This is also an exciting day for Aphria as we look back on our journey. From founding the company in Leamington, Ontario in 2013 and completing our first shipment of medical cannabis a year later, to developing a comprehensive suite of brands, building a roster of strategic partners and continuing a persistent focus on innovation, we have experienced tremendous growth that will help us continue to lead the evolution of the industry in the years to come. It is the commitment of our incredible team and partners that has gotten us to where we are today and built Aphria into a global cannabis success story. ”

“With legalization in effect and supply agreements in every province and the Yukon, Canadians across the country will now be able to enjoy Aphria’s extensive range of high-quality cannabis products from our diversified portfolio of adult-use brands — Solei, RIFF, Good Supply, Goodfields and Broken Coast. We look forward to bringing consumer-focused brand and product innovations to Canada’s adult-use market as the industry evolves.”

“This historic milestone would not have been made possible without the hard work and dedication of all those involved in the cannabis industry. This includes the Canadian government and the public servants at all levels, who have spent the past years building the regulations and guidelines for a safe and responsible industry; industry members, who have collaborated to build a leading model in Canada and for the rest of the world; researchers who have worked tirelessly to advance the world’s knowledge of cannabis; and all of those who have trailblazed this path and advocated for change. From the Aphria family, thank you; we look forward to taking this next step together,” added Mr. Neufeld.

We Have A Good Thing Growing

About Aphria

Aphria is a leading global cannabis company driven by an unrelenting commitment to our people, product quality and innovation. Headquartered in Leamington, Ontario — the greenhouse capital of Canada — Aphria has been setting the standard for the low-cost production of safe, clean and pure pharmaceutical-grade cannabis at scale, grown in the most natural conditions possible. Focusing on untapped opportunities and backed by the latest technologies, Aphria is committed to bringing breakthrough innovation to the global cannabis market. The Company’s portfolio of brands is grounded in expertly-researched consumer insights designed to meet the needs of every consumer segment. Rooted in our founders’ multi-generational expertise in commercial agriculture, Aphria drives sustainable long-term shareholder value through a diversified approach to innovation, strategic partnerships and global expansion, with a presence in more than 10 countries across 5 continents.

For more information, visit: aphria.ca

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For media inquiries please contact:

Tamara Macgregor

Vice President, Communications

tamara.macgregor@aphria.com

437-343-4000

For investor inquiries please contact:

John Sadler

Vice President, Investor Relations

john.sadler@aphria.com

416-315-0600

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward looking statements are often identified by terms such as “may”, “should”, “anticipate”, “expect”, “potential”, “believe”, “intend” or the negative of these terms and similar expressions. Forward-looking statements in this news release include, but are not limited to, statements with respect to internal expectations, estimated margins, expectations with respect to actual production volumes, expectations for future growing capacity and costs, the completion of any capital project or expansions, and expectations with respect to future production costs. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; marketing costs; loss of markets; future legislative and regulatory developments involving medical marijuana; inability to access sufficient capital from internal and external sources, and/or inability to access sufficient capital on favourable terms; the medical marijuana industry in Canada generally, income tax and regulatory matters; the ability of Aphria to implement its business strategies; competition; crop failure; currency and interest rate fluctuations and other risks.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.